Exhibit 99.17

PRESS RELEASE

United States: TotalEnergies and TES Join Forces to Develop a
Large-Scale e-NG Production Unit

Paris, May 31, 2023 – TotalEnergies is joining forces with Tree Energy Solutions (TES) to study and develop a large-scale production unit in the United States for e-natural gas (e-NG), a synthetic gas produced from renewable hydrogen and CO2.

The project, which is expected to produce 100,000 to 200,000 metric tons of e-NG per year, will be equally owned by the partners and operated by TotalEnergies. This partnership combines TES’ e-NG know-how with TotalEnergies’ expertise in renewable power generation, large-scale project management and natural gas liquefaction.

The e-NG will be produced in two steps:

•	to produce renewable hydrogen, a 1 gigawatt (GW) electrolyzer will be powered by approximately 2 GW of wind and solar energy supplied by TotalEnergies through long-term power purchase agreements (PPAs).
•	this renewable hydrogen will then be combined with biogenic CO2 to obtain the e-NG.

The resulting e-NG produced can be transported and/or liquefied, then sold like natural gas, using existing infrastructure, and end customers will be able to use it without any adaptation to their facilities.

TotalEnergies and TES will carry out the preliminary studies and aim to reach a Final Investment Decision (FID) in 2024. The project is expected to benefit from tax credits under the 2022 Inflation Reduction Act (IRA).

“We are pleased to partner with TES to pioneer the development of the e-NG industry. This synthetic fuel will contribute to the energy transition by helping our customers to decarbonize their activities, notably the ones that are difficult to electrify. This product presents two significant advantages. First, it does not require any new logistical infrastructure since e-NG and natural gas have the same properties and can therefore be mixed in existing infrastructures. Second, our customers will not have to change their current industrial processes,” said Stéphane Michel, President, Gas, Renewables & Power at TotalEnergies. “The United States has many advantages for the development of our first e-NG project, including well-developed gas infrastructure, growing renewable power generation capacity, and significant public subsidies.” “The strategic cooperation with TotalEnergies is an important milestone towards large-scale e-NG production. Our purpose and vision are to accelerate the race to zero emissions and the development of hydrogen. The innovative business model developed by TES will help to diversify the European and Asian energy mix, making affordable renewable energy available. This groundbreaking project testifies to the effectiveness of the Inflation Reduction Act (IRA) in the United States. Today’s announcement confirms that cooperation among all players is what will make the energy transition possible,” said Marco Alverà, Chief Executive Officer of TES.

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About TES

TES is a global green energy company at the forefront of the production of e-NG (electric natural gas made from hydrogen). Headquartered in Europe, TES is democratizing access to renewable energy by shipping sunshine using a proven, scalable, and cost-effective method. With a presence in the United States, Middle East, Asia and Australia, the company's green hydrogen model uses solar and wind energy in low-cost areas with abundant sunlight or wind. This is then combined with CO2 to transform it into e-NG, a renewable molecule, easy to transport and store using existing infrastructure. TES aims to provide access to the sun and wind everywhere, supplying e-NG to industry to promote energy independence and security.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

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•	Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).